EXHIBIT 99.2
                                                                   ------------


                              TECK COMINCO LIMITED

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      FOR THE QUARTER ENDED JUNE 30, 2006


THIS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED IS PREPARED AS AT JULY 24, 2006, AND SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006 AND WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2005. IN THIS DISCUSSION, UNLESS THE CONTEXT OTHERWISE DICTATES, A REFERENCE TO TECK COMINCO OR THE COMPANY REFERS TO TECK COMINCO LIMITED AND ITS SUBSIDIARIES INCLUDING TECK COMINCO METALS LTD. AND A REFERENCE TO TECK COMINCO METALS REFERS TO TECK COMINCO METALS LTD. AND ITS SUBSIDIARIES. ADDITIONAL INFORMATION RELATING TO THE COMPANY, INCLUDING THE COMPANY'S ANNUAL INFORMATION FORM, IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.


EARNINGS

Unaudited net earnings in the second quarter were $613 million or $2.95 per share, up significantly from net earnings of $225 million or $1.11 per share in the second quarter of 2005.

The significantly higher earnings in the second quarter were a result of higher prices for the company's products. Average LME cash prices for copper and zinc were US$3.27 and US$1.49 per pound respectively in the quarter, up significantly from US$1.54 and US$0.58 per pound respectively in the second quarter in 2005. Coal prices averaged US$116 per tonne in the second quarter of 2006 compared with US$94 per tonne a year ago. A lower Canadian/U.S. dollar exchange rate of 1.12 in the second quarter compared with 1.24 a year ago partially offset the higher commodity prices.

Net earnings in the first half of the year were $1.1 billion, more than doubling the net earnings of $430 million in the first half of 2005 as a result of high commodity prices. Net earnings in the first two quarters of the year are typically lower than the last two quarters, due to the seasonality of shipments from the Red Dog mine in Alaska. Red Dog's zinc sales in the first half of 2006 accounted for approximately 32% of its annual sales. Coal sales volumes at Elk Valley Coal in the first half of 2006 were approximately 45% of planned sales volumes for the year.

Earnings of $13 million from discontinued operation related to additional proceeds on the sale of Cajamarquilla in 2004 as a result of the annual zinc price exceeding US$0.454 per pound. These contingent payments may be receivable until 2009.

Operating profit of $894 million in the second quarter increased by 120% from $407 million in the same period in 2005, with significantly higher profits from zinc and copper operations due to high metal prices. Partially offsetting these higher prices were a weaker U.S. dollar, lower coal sales volumes and lower molybdenum revenues compared with a year ago. With rising metal prices, second quarter operating results included $107 million of revenues from final concentrate pricing, which primarily related to copper and zinc sales in the first quarter of 2006, compared with $6 million a year ago.

If the current high commodity prices are sustained, the company expects to have significant future earnings. As an illustration, net earnings in the twelve months ended June 30, 2006 were $1.8 billion excluding $200 million of gain on sales of investments and non-recurring tax adjustments. The average LME copper and zinc prices during this twelve month period were US$2.29 per pound and US$0.96 per pound respectively. Current prices for metals have continued to be significantly higher than those in the previous twelve months.

CASH FLOW

Cash flow from operations, before changes to non-cash working capital items, was $669 million in the second quarter compared with $332 million in the second quarter of 2005 with higher profits from copper and zinc operations.

Cash flow after non-cash working capital changes was $600 million compared with $307 million in the second quarter of 2005. Net change in non-cash working capital items of $69 million comprised mainly increases in raw material inventory at Trail and production inventory at Red Dog.

Cash flow before non-cash working capital items was $1.1 billion for the six months ended June 30, 2006 compared with $618 million in 2005.

Capital   expenditures  were  $82  million  in  the  second  quarter  including investment on the Fort Hills oil sands project.

REVENUES

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for production and sales as well as revenues are presented in the tables on pages 5 and 6. Average commodity prices and Canadian/U.S. dollar exchange rate are presented in the table below.

AVERAGE METAL PRICES AND EXCHANGE RATE
--------------------------------------

                                                                                                            Twelve months
                                                    Second Quarter            Six months ended June 30      ended June 30
                                            ----------------------------    ----------------------------    ---------------
                                               2006     2005  % Change         2006     2005   % Change          2006
                                            ----------------------------    ----------------------------    ---------------
COPPER (LME Cash - US$/pound)                  3.27     1.54      +112%        2.76     1.51       +83%          2.29
ZINC (LME Cash - US$/pound)                    1.49     0.58      +157%        1.26     0.59      +114%          0.96
LEAD (LME Cash - US$/pound)                    0.50     0.45       +11%        0.53     0.45       +18%          0.49
GOLD (LME PM fix - US$/ounce)                   629      427       +47%         591      427       +38%           527
MOLYBDENUM (realized - US$/pound)                23       32       -28%          21       29       -28%            22
COAL (realized - US$/tonne)                     116       94       +23%         119       79       +51%           120
CDN/U.S. EXCHANGE RATE (Bank of Canada)        1.12     1.24       -10%        1.14     1.24        -8%          1.16

Revenues from operations were $1.5 billion in the second quarter of 2006 compared to $1.0 billion in the same period a year ago. The increase over 2005 was due mainly to significantly higher prices for copper and zinc.

Sales of metal in concentrates are recognized in revenues when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing may not be determined until a subsequent date, which often occurs in the following quarter. Accordingly, revenue in a quarter includes estimated prices for sales occurring in the quarter and final pricing sales adjustments from sales that occurred in previous periods. These final pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The amount of additional revenues recognized by the company on any price increases will be reduced by any price participation deductions as provided in the smelting and refining agreements.

At March 31, 2006, the end of the previous quarter, outstanding receivables included 137 million pounds of copper provisionally valued at US$2.49 per pound and 157 million pounds of zinc provisionally valued at US$1.22 per pound. During the second quarter, 108 million pounds of copper included in the March 31, 2006 receivables were settled at an average final price of US$3.23 per pound and 149 million pounds of zinc were settled at an average final price of US$1.48 per pound.

At June 30, 2006, outstanding receivables included 158 million pounds of copper provisionally priced at US$3.37 per pound and 74 million pounds of zinc provisionally valued at US$1.48 per pound.

PRODUCTION AND SALES (NOTE 1)
-----------------------------

                                                         PRODUCTION                               SALES
                                             -----------------------------------   -------------------------------------
                                               SECOND QUARTER     YEAR TO DATE        SECOND QUARTER      YEAR TO DATE
                                               2006      2005     2006     2005       2006      2005     2006     2005
     -------------------------------------------------------------------------------------------------------------------

     TRAIL METAL OPERATIONS

        REFINED ZINC - Thousand tonnes           73        72      147      143         74        68      149      136
        REFINED LEAD - Thousand tonnes           21        21       45       43         21        20       44       42
        SURPLUS POWER - GW.h                      -         -        -        -        291       301      540      495

     MINE OPERATIONS (Note 2)

        ZINC - Thousand tonnes
          Red Dog                               133       135      268      271         58        52      173      161
          Antamina                               10        12       16       26          6        11       14       26
          Pend Oreille                           11        13       20       23         11        13       20       23
          Louvicourt                              -         2        -        3          -         2        -        3
          --------------------------------------------------------------------------------------------------------------
                                                154       162      304      323         75        78      207      213

        COPPER - Thousand tonnes
          Highland Valley Copper                 42        41       78       79         42        48       86       94
          Antamina                               20        20       43       41         27        20       39       41
          Louvicourt                              -         2        -        4          -         2        -        4
          --------------------------------------------------------------------------------------------------------------
                                                 62        63      121      124         69        70      125      139

        LEAD - Thousand tonnes
          Red Dog                                28        23       58       44          -         -        5        2
          Pend Oreille                            2         2        3        3          2         2        3        3
          --------------------------------------------------------------------------------------------------------------
                                                 30        25       61       47          2         2        8        5

        MOLYBDENUM - Thousand pounds
          Highland Valley Copper              1,017     1,631    2,199    3,596        998     1,790    2,008    3,633
          Antamina                              791       723    1,720    1,357        922       863    1,946    1,733
          --------------------------------------------------------------------------------------------------------------
                                              1,808     2,354    3,919    4,953      1,920     2,653    3,954    5,366

        GOLD - Thousand ounces
          Hemlo                                  52        59      105      121         49        56      105      121
          Pogo (Note 3)                          15         -       22        -         14         -       17        -
          Other                                   3         4        6        8          3         4        5        8
          --------------------------------------------------------------------------------------------------------------
                                                 70        63      133      129         66        60      127      129

        COAL - Thousand tonnes
          Elk Valley Coal (Note 4)            2,190     2,673   4,484     5,200      2,305     2,487    4,325    4,647

     Notes:
     (1) The table presents the company's share of production and sales volumes.
     (2) Production and sales volumes of base metal mines refer to metals contained in concentrate.
     (3) Pogo operations have not reached commercial production levels and the results from operations are not included in the company's earnings.
     (4) Results of the Elk Valley Coal Partnership represent the company's 40% direct interest in the Partnership commencing April 1, 2006, 39% from April 1, 2005 to March 31, 2006 and 38% from April 1, 2004 to March 31, 2005.

     REVENUES, DEPRECIATION AND OPERATING PROFIT
     -------------------------------------------

     QUARTER ENDED JUNE 30
     ---------------------
                                                                            DEPRECIATION                OPERATING
     ($ IN MILLIONS)                               REVENUES               AND AMORTIZATION           PROFIT (Note 1)
                                              --------------------      ----------------------     ---------------------
                                                SECOND QUARTER             SECOND QUARTER             SECOND QUARTER
                                                  2006     2005             2006       2005             2006     2005
     -------------------------------------------------------------------------------------------------------------------
     ZINC
        Trail (including power sales)           $  451     $265              $12        $11             $112     $ 38
        Red Dog                                    146       38                8          7              102        9
        Pend Oreille                                29       15                4          5               16        -
        Inter-segment sales and other             (120)     (43)               -          1                4       (1)
        ----------------------------------------------------------------------------------------------------------------
                                                   506      275               24         24              234       46

     COPPER
        Highland Valley Copper                     421      260                9         17              326      145
        Antamina                                   275      117                9         10              211       77
        Louvicourt                                   -       10                -          1                -        6
        ----------------------------------------------------------------------------------------------------------------
                                                   696      387               18         28              537      228

     GOLD
        Hemlo                                       37       31                5          5                4        2

     COAL
        Elk Valley Coal (Note 2)                   307      301               10          7              119      131
     -------------------------------------------------------------------------------------------------------------------
     TOTAL                                      $1,546     $994              $57        $64             $894     $407
     -------------------------------------------------------------------------------------------------------------------

     SIX MONTHS ENDED JUNE 30
                                                                            DEPRECIATION                OPERATING
     ($ IN MILLIONS)                               REVENUES               AND AMORTIZATION           PROFIT (Note 1)
                                              --------------------      ----------------------     ---------------------
                                                 YEAR TO DATE               YEAR TO DATE               YEAR TO DATE
                                                  2006     2005             2006       2005             2006     2005
     -------------------------------------------------------------------------------------------------------------------
     ZINC
        Trail (including power sales)           $  814   $  534             $ 23       $ 22           $  183     $ 59
        Red Dog                                    362      139               20         18              240       52
        Pend Oreille                                47       26                8          9               22       (1)
        Inter-segment sales and other             (183)     (70)               -          1              (13)       -
        ----------------------------------------------------------------------------------------------------------------
                                                 1,040      629               51         50              432      110

     COPPER
        Highland Valley Copper                     720      498               19         34              531      279
        Antamina                                   386      233               15         19              301      150
        Louvicourt                                   -       20                -          3                -       11
        ----------------------------------------------------------------------------------------------------------------
                                                 1,106      751               34         56              832      440

     GOLD
        Hemlo                                       74       65               12         11                8        5

     COAL
        Elk Valley Coal (Note 2)                   599      477               17         15              246      171

     -------------------------------------------------------------------------------------------------------------------
     TOTAL                                      $2,819   $1,922             $114       $132           $1,518     $726
     -------------------------------------------------------------------------------------------------------------------

     Notes:
     (1) Depreciation and amortization are deducted in calculating operating profit.
     (2) Results of the Elk Valley Coal Partnership represent the company's 40% direct interest in the Partnership commencing April 1, 2006, 39% from April 1, 2005 to March 31, 2006 and 38% from April 1, 2004 to March 31, 2005.

OPERATIONS

TRAIL SMELTER AND REFINERIES (100%)

                                                         Three months ended June 30          Six months ended June 30
                                                       -----------------------------       ------------------------------
                                                             2006             2005              2006               2005
     100%
     ----

     Zinc production (000's tonnes)                          72.8             71.4             147.2              142.8
     Lead production (000's tonnes)                          21.1             21.1              44.6               42.6
     Zinc sales (000's tonnes)                               74.0             68.0             148.9              136.5
     Lead sales (000's tonnes)                               21.1             19.7              44.3               41.6
     Surplus power sold (GW.h)                                291              301               540                495
     Power price (US$/megawatt hr)                             28               46                39                 49
     Operating profit ($ millions)
          - Metal operations                                  107               27               169                 40
          - Power sales                                         5               11                14                 19

At Trail metal operations, refined zinc production was slightly higher than a year ago at 72,800 tonnes, while lead production remained the same as last year.

The tin removal project in the drossing plant was commissioned in the quarter allowing for improved indium production. Indium production increased to 12,500 kilograms in the second quarter compared with 8,500 kilograms in 2005. The project is expected to increase indium production capacity to 75,000 kilograms per year and forecast production for 2006 is 52,000 kilograms.

Operating profit increased significantly to $107 million compared with $27 million a year ago due to significantly higher zinc prices and higher sales volumes for zinc and lead, partially offset by a weaker U.S. dollar.

Operating profit from surplus power sales in the second quarter was $5 million compared with $11 million in 2005 due mainly to lower power prices and the effect of a weaker U.S. dollar.

RED DOG (100%)
                                                        Three months ended June 30          Six months ended June 30
                                                       -----------------------------      ------------------------------
                                                             2006             2005             2006               2005
     100%
     ----

     Tonnes milled (000's)                                    780              741            1,539              1,452
     Zinc grade (%)                                          20.4             21.7             21.0               21.9
     Lead grade (%)                                           5.9              5.5              6.2                5.1
     Zinc recovery (%)                                       83.8             83.8             83.0               85.2
     Lead recovery (%)                                       61.3             58.5             60.0               59.8
     Zinc production (000's tonnes)                         133.2            134.4            268.6              270.8
     Zinc sales (000's tonnes)                               58.3             52.0            173.2              160.7
     Lead production (000's tonnes)                          28.0             23.7             57.6               44.4
     Lead sales (000's tonnes)                                  -                -              4.6                1.8
     Operating profit ($ millions)                            102                9              240                 52

Mill throughput in the second quarter was 5% higher than a year ago as throughput was restricted in 2005 due to high amounts of silica contained in the ore. Zinc production in the second quarter was similar to a year ago as the higher mill throughput was offset by lower ore grades.

Zinc sales volumes in the second quarter, usually the lowest quarter due to the seasonality of shipments, were approximately 10% of the total annual sales volumes from Red Dog. Sales in the first half of 2006 represented approximately 32% of planned sales for the year.

Operating profits increased significantly to $102 million in the second quarter due to zinc prices which more than doubled from the same period last year.

The 2006 shipping season  commenced on July 15, 2006 with planned  shipments of
1.0 million tonnes of zinc concentrate and 216,000 tonnes of lead concentrate, similar to 2005. Zinc sales in the third and fourth quarter of 2006 are estimated to be 175,000 tonnes and 200,000 tonnes of metals in concentrate respectively.

ANTAMINA (22.5%)
                                                         Three months ended June 30         Six months ended June 30
                                                       -----------------------------    --------------------------------
                                                             2006            2005             2006                2005
     100%
     ----

     Tonnes milled (000's)                                  7,196            7,557          14,745              14,629
     Copper grade (%)                                        1.43             1.35            1.45                1.38
     Zinc grade (%)                                          0.88             1.08            0.74                1.12
     Copper recovery (%)                                     90.7             88.7            90.6                89.4
     Zinc recovery (%)                                       85.6             82.8            83.0                83.8
     Copper production (000's tonnes)                        89.4             91.8           190.6               183.7
     Copper sales (000's tonnes)                             87.7             88.3           172.3               180.6
     Zinc production (000's tonnes)                          44.1             54.2            70.4               114.0
     Zinc sales (000's tonnes)                               26.7             52.7            60.3               116.6
     Molybdenum production (000's pounds)                   3,513            3,213           7,642               6,030
     Molybdenum sales (000's pounds)                        4,095            3,833           8,648               7,700
     Company's share of operating profit ($ millions)         211               77             301                 150

Mill throughput was 5% lower than a year ago due mainly to the processing of harder ore types and a three-day shutdown of the mill in April due to concerns related to water seepage from the tailings pond decant structure. Copper production was slightly lower than a year ago, as the lower throughput was partially offset by higher ore grades and improved mill recoveries due to the type of ore processed in the quarter.

Molybdenum production in the second quarter increased by 9% compared with last year due mainly to higher mill recoveries as a result of process improvements implemented in 2005. The company's share of molybdenum revenues were $22 million in the second quarter compared with $30 million a year ago due mainly to a lower realized molybdenum price of US$21 per pound compared with US$28 per pound in 2005.

The company's share of operating profits in the second quarter was $211 million compared with $77 million a year ago due mainly to rising copper prices that more than doubled from the same period last year. In addition, some March shipments of copper concentrates were deferred and recognized as sales in the second quarter when title was passed to the customers.

On June 28, 2006, the Peruvian Congress passed a law that requires all mining companies to pay a new mining royalty of up to 3% of the value of sales regardless of whether the company has been granted an exemption through a mining stability agreement. If the new law is reaffirmed, Antamina will be required to pay US$83 million with respect to 2004 and 2005 operations, and US$42 million with respect to the first six months of 2006, of which the company's share is 22.5%. Antamina management and its legal advisors are of the opinion that the royalty is not payable due to the mining stability agreement and are actively pursuing this matter. As a result, no provision has been made in the financial statements.

HIGHLAND VALLEY COPPER (97.5%)
                                                         Three months ended June 30         Six months ended June 30
                                                       -----------------------------     -------------------------------
                                                              2006            2005            2006                2005
     100%
     ----

     Tonnes milled (000's)                                  11,595          12,625          22,500              24,060
     Copper grade (%)                                        0.419           0.382           0.394               0.382
     Copper recovery (%)                                      90.5            88.1            90.9                88.3
     Copper production (000's tonnes)                         43.8            42.5            80.5                81.1
     Copper sales (000's tonnes)                              44.0            49.1            88.7                96.0
     Molybdenum production (000's pounds)                    1,044           1,673           2,256               3,689
     Molybdenum sales (000's pounds)                         1,025           1,836           2,060               3,726
     Company's share of operating profit ($ millions)          326             145             531                 279

Copper production in the second quarter was slightly higher than a year ago as higher ore grades and improved mill recoveries more than offset the effect of lower mill throughput. Molybdenum production was 38% lower than the second quarter of 2005 due mainly to lower ore grades and reduced mill recoveries.

Copper sales in the second quarter were similar to production levels, but were 10% lower than the same period a year ago as sales volumes in the second quarter of 2005 were higher by drawing down on-hand inventory. Molybdenum revenues in the second quarter declined significantly to $29 million compared with $78 million a year ago due to a 44% reduction in sales volumes and a lower realized price of US$25 per pound compared with US$34 per pound.

Operating profit was $326 million in the second quarter compared with $145 million a year ago due to significantly higher copper prices and revenues from final concentrate pricing of $62 million.

The push-back of the Valley East pit wall in extending the mine life to 2013 is progressing well. A revised mining plan has been developed to utilize available Highmont ore as well as additional lower grade ore, which will result in higher copper production in the transition period of 2008 and 2009. Copper production is estimated to be 124,000 tonnes and 145,000 tonnes in 2008 and 2009 respectively, up from previous estimates of 114,000 tonnes and 132,000 tonnes. The average annual copper production in the following four years is estimated to average 165,000 tonnes per year.

Highland Valley Copper is studying the economic viability of a push-back of the Valley West pit wall to further extend the mine life to 2019. As part of the study, the feasibility of building a copper refinery based on the company's proprietary CESL hydrometallurgical technology is also being evaluated. The feasibility study on the mine life extension is expected to be completed in September and the study on the copper refinery is expected to be completed in the fourth quarter of 2006. An application to the BC Environmental Assessment office was filed in June to initiate the regulatory environmental assessment process in order to shorten the project execution time line should the outcome of the feasibility study be positive.

HEMLO GOLD MINES (50%)
                                                         Three months ended June 30         Six months ended June 30
                                                       -----------------------------     -------------------------------
                                                             2006             2005            2006                2005
     100%
     ----

     Tonnes milled (000's)                                    837              890           1,646               1,784
     Grade (g/tonne)                                          4.1              4.3             4.2                 4.5
     Mill recovery (%)                                       94.2             94.0            93.8                93.9
     Production (000's ozs)                                 102.7            116.3           209.6               241.0
     Sales (000's ozs)                                       98.2            113.2           209.8               241.6
     Cash operating cost per ounce (US$)                      478              318             443                 317
     Company's share of operating profit ($ millions)           4                2               8                   5

Gold production decreased by 12% to 102,700 ounces in the second quarter compared with 2005 due to poor ground control conditions which restricted mining activities in the quarter. Ore grades were slightly lower than a year ago due to a greater proportion of ore mined from the lower grade Williams pit. Cash operating costs increased to US$478 (C$536) per ounce in the second quarter compared with US$318 (C$394) per ounce a year ago due in part to increased mining costs, the effect of the lower production and a weaker U.S. dollar.

The realized gold price in the second quarter was US$629 per ounce compared with US$427 per ounce a year ago. The higher gold price was partially offset by the higher operating costs and lower production resulting in operating profits of $4 million in the second quarter compared with $2 million last year.

ELK VALLEY COAL PARTNERSHIP (40%)
                                                         Three months ended June 30         Six months ended June 30
                                                       -----------------------------     -------------------------------
                                                             2006             2005            2006                2005
     100%
     ----

     Coal production (000's tonnes)                         5,476            6,852          11,358              13,503
     Coal sales (000's tonnes)                              5,762            6,379          10,942              12,062
     Average sale price (US$/tonne)                           116               94             119                  79
     Average sale price (Cdn$/tonne)                          133              121             138                 103
     Cost of product sold (Cdn$/tonne)                         40               31              40                  30
     Transportation (Cdn$/tonne)                               37               38              38                  34
     Company's share of operating profit ($ millions)*        119              131             246                 171

     * Results of the Elk Valley Coal Partnership represent the company's 40% direct interest in the Partnership commencing April 1, 2006, 39% from April 1, 2005 to March 31, 2006 and 38% from April 1, 2004 to March 31, 2005.

Coal production in the second quarter at Elk Valley Coal decreased by 1.4 million tonnes or 20% compared with the same period last year as production has been curtailed to avoid a buildup of inventory due to lower expected coal sales for 2006. The unit cost of product sold increased from a year ago due to the continuing high cost of mining inputs, such as energy and other consumables, as well as higher strip ratios during plant shutdown periods and longer haul distances. Second quarter unit costs were also adversely affected by lower production volumes and the one-time costs and signing bonuses associated with new five-year labour agreements.

Coal sales volumes for the second quarter of 2006 were down 10% from the same period in 2005, reflecting the termination of 2005 coal year contracts with the majority of customers in China and several other customers not taking deliveries of coal shipments as anticipated.

The average coal price of US$116 per tonne represented a mix of 2006 coal year shipments priced at US$107 per tonne and residual 2005 coal year tonnes priced at US$122 per tonne.

The company's 40% share of operating profit of $119 million in the second quarter were lower than $131 million in the same period last year despite the higher coal price, due to the increased operating costs and lower sales volumes.

Due to market conditions, there can be a large variability in Elk Valley Coal's sales volumes for calendar year 2006. Coal sales volumes for the calendar year 2006 are estimated to be between 22 to 25 million tonnes, with improved sales volumes expected in the second half compared with the first half of 2006.

The pressures that led to rapidly increasing cost of product sold during the second half of 2005 and into 2006 have eased. The unit cost of product sold for the 2006 year are expected to be in the range of costs experienced during the first half of 2006 provided the cost of key inputs, such as fuel and consumables, remain at current levels. Transportation costs in the second half of the year are also expected to be similar to those in the first half.

During the second quarter, Elk Valley Coal ratified new collective agreements at Fording River and Elkview operations. Both collective agreements cover a five-year term and all four unionized sites in the Elk Valley now have long-term collective agreements with expiry dates ranging from May 2009 through April 2011. The collective agreement at the Cardinal River operation expires in June 2007.

Elk Valley Coal and Westshore Terminals proceeded to arbitration in the second quarter to determine if changes should be made to the loading rate charged to Elkview operations effective April 1, 2005. The arbitrator's decision received in July declined to grant relief and Elk Valley Coal is reviewing the decision.

Mr. Boyd Payne will join Elk Valley Coal as President and Chief Executive Officer in the third quarter. Mr. Payne was most recently Vice President, Marketing for the BHP Billiton Mitsubishi Alliance. Mr. Jim Popowich will retire following a transition period, after 37 years of service with Fording Canadian Coal Trust and Elk Valley Coal and their predecessor companies.

COSTS AND EXPENSES

Interest expense of $24 million in the second quarter of 2006 was higher than the $13 million recorded in the second quarter of 2005 mainly as a result of the US$1.0 billion bond issue completed in September 2005.

Other income of $53 million in the second quarter included $38 million of interest income and $12 million of investment income from the company's holding of Fording Canadian Coal Trust units.

Income and resource taxes on pre-tax earnings of $887 million were $287 million or 32%. This composite tax rate was lower than the Canadian Statutory rate of 34% due mainly to the recording of a one-time benefit of $26 million related to the reduction of tax rates in Canada. Provincial mineral taxes in Canada increased the overall tax rate for certain operations but partially offsetting this was the effect of depletion allowances in Canada and the United States.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes to non-cash working capital items, was $669 million in the second quarter compared with $332 million in the second quarter of 2005 with higher profits from copper and zinc operations. Cash flow after non-cash working capital changes was $600 million compared with $307 million in the second quarter of 2005. Net change in non-cash working capital items of $69 million included mainly increases in raw material inventory at Trail and production inventory at Red Dog.

Capital expenditures in the second quarter were $62 million of which $31 million was on sustaining capital expenditures and $31 million was for development projects. Development expenditures comprised $15 million for the Pogo gold project, $6 million for Trail power facilities upgrade and $5 million for the Highland Valley Copper mine extension. Investment in the Fort Hills oil sands project totalled $20 million in the second quarter.

On June 2, 2006 the company completed a series of transactions culminating in the redemption of $112 million principal amount of exchangeable debentures due 2024. In the course of these transactions, all outstanding debentures were tendered for exchange and the company issued 11.5 million Class B subordinate voting shares. The exchange did not affect the company's earnings or cash flows from operating activities as the exchangeable debentures were classified as part of shareholders' equity on the company's balance sheet.

Despite normal inventory buildup at the Red Dog mine due to the seasonality of its sales volumes, the company increased its cash (including temporary investments) position by $415 million in the quarter to $3.6 billion at June 30, 2006. Total long-term debt was $1.5 billion excluding the Inco exchangeable debentures and the debt to total debt and equity ratio was 22%. Debt due within the next five years is $138 million.

Pursuant to the company's offer to purchase all of the outstanding common shares of Inco, the total cash required will be approximately $6.4 billion. The company intends to finance the transaction with approximately $3.6 billion of the cash requirement from cash on hand and a committed 12-month senior non-revolving bridge term loan credit facility of approximately $3.6 billion (US$3.2 billion).

The company also has bank credit facilities aggregating $1.0 billion. Unused credit lines under these facilities amounted to $883 million at June 30, 2006.

CORPORATE DEVELOPMENT

On May 8, 2006 the company announced an offer to purchase all of the outstanding common shares of Inco Limited (Inco). Under the terms of the offer the company has offered $78.50 a share in cash or 0.9776 of a Class B subordinate voting share and cash of $0.05 for each Inco common share, subject to pro-ration based on the maximum amount of cash and shares available. At full pro-ration, the offer had an implied value of $69.35 on the basis of the closing price of Class B subordinate voting shares on July 21, 2006. The total amount of cash available under the offer is limited to $6.4 billion and the total number of Class B subordinate voting shares available is 143 million. Under full pro-ration, Inco shareholders would be entitled to receive 0.6293 of a Class B subordinate voting share and $28 for each Inco share tendered. The offer is subject to certain conditions including the lawful termination of the support agreement between Inco and Falconbridge and the withdrawal or termination of Inco's announced offer to acquire all of the outstanding shares of Falconbridge without any shares of Falconbridge being acquired under Inco's offer. Additional conditions include the absence of material adverse changes and the acceptance of the offer by shareholders owning not less than 66 and 2/3% of the Inco shares on a fully diluted basis. If the company takes up and pays for shares pursuant to the offer, the company intends to take steps to acquire all of the remaining outstanding Inco shares. The offer was mailed to Inco shareholders on May 23, 2006. On July 21, 2006 the company extended the expiry date of the offer to 8:00 p.m. on August 16, 2006, which coincides with the date on which the Inco Shareholders' Rights plan will be cease traded.

The resulting company would be broadly diversified with market leading positions in zinc, nickel and metallurgical coal and significant presence in copper, gold and other commodities. The company would have an extensive portfolio of long-lived assets, a well sequenced growth profile and substantial capacity to fund growth.

The POGO gold mine made significant progress in commissioning the mine and mill in the second quarter. The installation of the underground ore conveying system is currently being commissioned. Optimization of the mill grinding and flotation circuits is ongoing, with recovery currently at 85%. The mill has reached its design rate of 2,500 tonnes per day for short periods of time, but throughput is still limited by tailings filtration capacity and associated bottlenecks with the paste backfill system, with the overall plant currently operating at 60% of design capacity. Operational improvements are still being made, with production expected to be between 60-70% of design capacity until filter plant modifications are completed. A third pressure filter has been ordered and is expected to arrive on site in the third quarter, with installation scheduled to be complete by the end of the year. With the addition of a third filter, modifications to the handling system for transporting filtered tailings for use in paste backfilling may also be required and various options are being assessed. Full production is expected to be achieved after the third filter and other modifications are fully operational in the first quarter of 2007. Operating income or loss is being capitalized as part of development costs until commercial production is achieved. The company's share of operating loss capitalized in the first half of 2006 was $8 million.

The restart of the LENNARD SHELF zinc operations, a 50/50 joint venture with Falconbridge Limited, was approved in the second quarter. Detailed planning for the refurbishment of the mill, shipping facility, camp and other site infrastructure is underway. An underground mining contractor has been selected and will begin mobilization in late July. The mining contractor will initially establish development access to new areas of the Pillara mine to enable definition diamond drilling and future production. Mill start-up is anticipated in January 2007 with the first shipment of zinc concentrate expected near the end of the first quarter in 2007. The Pillara mine has an anticipated mine life of four years at an annual production rate of 70,000 to 80,000 tonnes per year of zinc in concentrate.

The MORELOS project consists of three gold enriched skarn deposits located in Guerrero State, Mexico. An inferred mineral resource of 30.65 million tonnes at
3.27 g/t gold has been identified to date based on 25,000 metres of drilling. A two phase in-fill drilling program is being carried out concurrent with prefeasibility engineering activities. The proposed project will consist of a mine and mill with a capacity to process 2.4 million tonnes of ore per year, producing an average of 235,000 ounces of gold per year. Activities planned for 2006 include in-fill drilling, scope definition, prefeasibility engineering and baseline environmental data collection. Detailed feasibility level engineering is planned to start in late 2006. The conceptual project schedule is based on two years for permitting and 18 months for construction which could allow production to start in the third quarter of 2009.

The company is also advancing other exploration and development projects such as the Carrapateena copper exploration project in Australia and the Sante Fe nickel project in Brazil. At Carrapateena, drilling has intersected significant copper mineralization 300 metres northwest of the 2005 "discovery" hole. Assays included

141 metres of 0.87% copper, including 49 metres of 1.27% copper and drilling is continuing. On the Santa Fe and Ipora nickel laterite properties in Brazil, nine drill rigs are currently operating. Detailed drilling at 50 and 100 metre centres has been completed on the key Santa Fe zones. Resource modeling, metallurgical testwork and scoping study project estimations are underway.

The FORT HILLS Energy Limited Partnership (Teck Cominco 15%) is expected to announce the results of a preliminary cost estimate later this year when project scope and development plans are scheduled to be finalized. Key mining positions have been filled with Teck Cominco employees to utilize the company's open pit mining expertise.

On May 12, 2006, the company announced the appointment of Mr. Peter Kukielski as Executive Vice President and Chief Operating Officer effective July 15, 2006. Mr. Kukielski was most recently Executive Vice President and Chief Operating Officer at Falconbridge Limited. Prior to Falconbridge, Mr. Kukielski held senior engineering and project management roles with BHP Billiton and Fluor Corporation.

OUTLOOK

Except as discussed above in relation to specific operations, there are no significant changes expected in operating plans or production rates at the company's operations for the balance of 2006.

The company reported record profits in the first half of 2006 due mainly to significantly higher commodity prices. Current prices for metals remain significantly higher than those in the first half of the year, which averaged US$2.76 per pound for copper and US$1.26 per pound for zinc respectively on the LME. Net earnings in the second half of the year will be strong should these metal prices remain at the current levels.

Sensitivity of metal prices and the U.S. dollar exchange rate on earnings based on the company's current 2006 production plan is as follows:

                                                        Estimated Impact on
                               Change             Annual After-tax Earnings
         ------------------------------------------------------------------
                                                            (CDN$ MILLIONS)
         Zinc                  US$0.01/lb                           $   10
         Lead                  US$0.01/lb                           $    3
         Copper                US$0.01/lb                           $    4
         Gold                  US$10/oz                             $    3
         Coal                  US$1/tonne                           $    7
         Molybdenum            US$1/pound                           $    5
         Power                 US$10/MW.h                           $    7
         Cdn$/US$              Cdn$0.01                             $   24

         Note:
            The effect on the company's earnings due to commodity price movements will vary from quarter to quarter depending on sales volumes. On a quarterly basis, commodity price changes will result in price adjustments on outstanding receivables, which are not reflected in these sensitivity estimates. The impact of the U.S. dollar exchange rate will depend on the underlying commodity prices.


The continuing strengthening of the Canadian dollar relative to the U.S. dollar has a negative impact on the company's earnings as the prices of the company's products are denominated in U.S. dollars and a significant portion of the company's operating costs are Canadian dollar based.

The company's capital expenditures are estimated to be approximately $400 million for the year, including $190 million of sustaining capital expenditures at the company's operations and $210 million on development projects. The majority of the development costs will be spent on the Highland Valley Copper mine life extension and the Fort Hills oil sands project.

CONTINGENCIES

UPPER COLUMBIA RIVER BASIN (LAKE ROOSEVELT)

On November 11, 2004, the District Court for Eastern Washington State denied a motion by TCML to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal that decision and the District Court entered a stay of proceedings (the "Stay") pending a final decision on the appeal. In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State's and the Tribes' claims for natural resource damages and cost recovery under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the US Resource Conservation and Recovery Act ("RCRA") seeking injunctive relief and costs.

On July 3, 2006, the 9th Circuit affirmed the District Court's denial of TCML's motion to dismiss the citizen's suit. On July 17, 2006, TCML petitioned the 9th Circuit for rehearing in accordance with the court's procedures.

The original citizen's suit was brought pursuant to Section 310(a)(i) of CERCLA to enforce a unilateral administrative order issued by the US Environmental Protection Agency (EPA) on December 11, 2003 (the "UAO") purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. On June 2, 2006, TCML and its US affiliate, Teck Cominco American Incorporated ("TCAI") entered into a Settlement Agreement (the "Agreement") with the EPA and the United States under which TCAI will pay for and conduct a remedial investigation and feasibility study (the "Studies") that, while not carried out under an administrative or judicial order, will be consistent with the US National Contingency Plan. TCAI agreed to provide US$1.1 million in annual funding to the EPA to facilitate the full participation of the Tribes, the State and the US Department of Interior. TCAI has placed US$20 million in escrow as financial assurance of its obligations under the Agreement. Contemporaneously with the execution of the Agreement, the EPA withdrew the UAO. The recent decision of the 9th Circuit will not affect the Agreement.

There can be no assurance that the agreement to conduct and fund the studies and the withdrawal of the UAO will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required. Although the UAO has been withdrawn, the additional complaints filed by the Tribes and the State are subject to the same jurisdictional arguments that TCML raised in its motion to dismiss the original citizen's suit. The Tribes and the State participated fully in the negotiation of the Agreement but are not parties to it and the Agreement does not resolve their claims for natural resource damages or response costs.

COMPETITION INVESTIGATION

TCML, as the marketing agent for HVC, responded to an order issued in May 2003 pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The order was part of an industry-wide investigation involving major copper concentrate producers commenced in Canada, the US and Europe. The United States Department of Justice and the European Commission decided not to proceed with their investigations and have closed their files on the case.

The company is co-operating in the continuing investigation in Canada. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or that the company or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also not predict the course of the ongoing investigation in Canada or when the investigation will be completed.

ADOPTION OF NEW ACCOUNTING STANDARDS, CHANGE IN ACCOUNTING POLICIES AND RESTATEMENT

RESTATEMENT OF CASH BALANCE

To conform with current period presentation, cash and cash equivalents on the December 31, 2005 balance sheet has been restated to remove money market instruments with original maturity in excess of three months from the date of acquisition from cash and cash equivalents and present them under the balance sheet heading temporary investments. As a result, net changes in temporary investments are now shown on the cash flow statement as an investing activity. Comparative cash flow statements for the three and six months ended June 30, 2005 have also been restated to reflect a net decline in temporary investments.

DEFERRED STRIPPING

Effective January 1, 2006, the company adopted CICA Emerging Issues Committee Abstract 160 (EIC-160) "Stripping Costs Incurred in the Production Phase of a Mining Operation". EIC-160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs are to be amortized on a unit of production basis over the proven and probable reserves to which they relate.

Under the standard established by the EIC existing deferred stripping costs may continued to be carried on the Balance Sheet and amortized on a unit of production basis over the remaining life of the affected mines. As at January 1, 2006, the opening balance of capitalized stripping cost was $52 million. Mine expansion costs at Highland Valley Copper, which are considered to be a betterment of the property and can be capitalized under the new rules, totalled $13 million as at June 30, 2006.

MINERAL PROPERTIES COSTS

Effective January 1, 2006, the company amended its accounting policy on the treatment of costs for the acquisition, exploration and evaluation of mineral properties as follows:

Acquisition, exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources as defined under National Policy Statement 43-101 exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred. In limited circumstances, significant costs of acquiring mineral properties are capitalized when it is expected the expenditure will be recovered by future exploitation or sale.

Previously, the company capitalized acquisition, exploration and evaluation costs only when economically recoverable reserves as shown by economic studies were believed to exist. This change has been applied retroactively, but did not have any effect on reported earnings or retained earnings.

FINANCIAL INSTRUMENTS

In the second quarter of 2006, the company's commodity price and foreign exchange hedging activities increased the company's revenues by $13 million. The unrealized mark-to-market loss on hedging positions totalled $28 million as at June 30, 2006.

QUARTERLY EARNINGS AND CASH FLOW

($ in millions, except per share data)                2006                      2005                             2004
                                                 ---------------    -----------------------------    ------------------------------
                                                     Q2      Q1        Q4      Q3      Q2     Q1         Q4      Q3      Q2     Q1
Revenues                                          1,546   1,273     1,343   1,150     994    928      1,051     925     777    675
Operating profit                                    894     624       686     550     407    319        384     325     215    171
Net earnings                                        613     448       510     405     225    205        285     120     116     96
Earnings per share                                $2.95   $2.19     $2.50   $2.00   $1.11  $1.01      $1.42   $0.62   $0.60  $0.51
Cash flow from continuing operations
   (before changes to working capital items)        669     461       555     476     332    286        403     329     197    180

OUTSTANDING SHARE DATA

As at July 19, 2006 there were 210,630,282 Class B subordinate voting shares and 4,673,453 Class A common shares outstanding. In addition, there were outstanding 2,657,860 director and employee stock options with exercise prices ranging between $6.39 and $66.40 per share. More information on these instruments and the terms of their conversion is set out in Note 16 of the company's 2005 year-end financial statements.

IMPORTANT NOTICE

This document may be deemed to be solicitation material in respect of Teck Cominco's proposed tender offer for the shares of Inco. On May 23, 2006, Teck Cominco has filed the following documents with Securities and Exchange
Commission ("SEC") in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share takeover bid circular) and (2) a tender offer statement on Schedule T-0.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE T-0 AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. These documents will be available without charge on the SEC's web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco Limited, 600-200 Burrard Street, Vancouver, British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone at (604) 687-1117, or by email to: info@teckcominco.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release contains certain forward-looking information. This forward-looking information, principally under the heading "Outlook", but also elsewhere in this press release, includes estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future trends for the company, the outcome and consequences of the company's offer for Inco, the impact of the Peruvian royalty legislation, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. This forward-looking information involves numerous assumptions, risks and uncertainties and actual results may vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Statements concerning future production costs or volumes, and the sensitivity of the company's earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters, including that new collective bargaining agreements are entered into at certain operations without labour disruption, that demand for products develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, and that there are no material unanticipated variations in the cost of energy or supplies.